Ricardo Perpetuo Chief Financial Officer and Head of Investor Relations Ricardo.perpetuo@telemigcelular.com.br Phone: +55 61 3429-5600

Leonardo Dias Associate Director of Investor Relations Ldias@telepart.com.br Phone: +55 61 3429-5673

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
REPORTS SECOND QUARTER 2005 RESULTS

– – –	EBITDA margin of 24.0% of net service revenues for 2Q05 Política racional de aquisição de novos clientes Estabilidade nos ARPUs

Brasília, Brazil, August 08, 2005 – Tele Norte Celular Participações S.A. (BOVESPA: TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding Company of the wireless telecommunications service provider in the States of Amapá, Amazonas, Maranhão, Pará and Roraima in Brazil, today announced its second quarter 2005 results. The Company’s client base totaled 1,244,071 for the quarter. EBITDA reached R$24.1 million in 2Q05, representing 24.0% of net service revenues. Year-to-date EBITDA reached R$55.5 million, representing 28.2% of net service revenues.

Operating Highlights:

Client base of 1,244,071 in 2Q05

The Company’s customer base reached 1,244,071 during the second quarter of 2005, representing a 16% increase over the same period of last year. Year-over-year, net additions reached 170,980.

As a result of much more rational and, consequently, less aggressive acquisition campaigns and the maintenance of strict churn policies, the Company experienced a decrease in client base during 2Q05. The prepaid base decreased by 17,821 customers reaching 958,162 customers or 77% of the total base. The postpaid base decreased by 16,694 clients, ending the quarter with 285,909 customers or 23% of the total base.

CLIENT BASE (000)

www.telenorteholding.com.br – 1/13

Churn rates

The blended annualized churn rate increased in the quarter, reaching 49.5%, as a result of higher churn rates in the prepaid segment. The prepaid annualized churn rate for 2Q05 reached 53.2%. Such increase is associated with the poor quality of clients acquired during the latter part of 2004. For the postpaid segment, which accounts for most revenues generated, annualized churn rates decreased by 3.6 p.p. when compared to the previous quarter.

CHURN RATE (annualized)

Operating revenues

Net service revenues totaled R$100.4 million in 2Q05, an increase of R$3.9 million or 4% over the previous quarter, primarily due to a 10.3% increase in incoming traffic. Net equipment revenues in the quarter totaled R$11.3 million, a slight increase of 5.3% when compared to 1Q05. As a result, total net revenues were R$111.6 million in the quarter, 4.1% higher when compared to the previous quarter. Year-to-date total net revenues reached R$218.8 million.

Data revenues, as a percentage of net service revenues, reached 4.1% in the quarter and 4.2% year-to-date.

In the second quarter of 2005, handset subsidies for client acquisitions were R$3.8 million (or R$31.5 per gross addition), representing a R$0.5 million increase compared to the previous quarter.

Operating costs and expenses

Cost of services in the second quarter of 2005 totaled R$28.3 million, slightly lower than the R$29.0 million reported in the 1Q05.

Selling and marketing expenses in the quarter totaled R$24.5 million, down 9.0% quarter-over-quarter, due to a less aggressive commercial strategy and, consequently, lower gross additions in the period. When compared to the previous quarter, selling and marketing expenses, as a percentage of net service revenues, decreased to 24.4% from 27.9%.

www.telenorteholding.com.br – 2/13

Customer acquisition cost in the second quarter of 2005 increased to R$188 from R$152 reported in 1Q05. Despite an increase in customer acquisition costs, total acquisition costs decreased by R$2.8 million when compared to the previous quarter.

Retention costs as a percentage of net service revenues were 14.1% in the quarter.

G&A reached R$15.9 million in 2Q05, representing 16% of net service revenues. When compared to the previous quarter, G&A increased by approximately R$15 million. This increase is primarily explained by: a) the reversal of a provision for contingency related to VAT (R$7 million) and a recovery of expenses from suppliers (R$2 million) that positively impacted the G&A in 1Q05; and, b) non-recurring expense amounting to R$ 3 million related to legal consulting fees, involved in the recovery process of ICMS (value-added tax) charged over monthly fees and additional facilities, which negatively impacted general and administrative expenses in 2Q05. For the coming quarters, G&A is expected to remain in the range of 9% to 11% of net services revenues.

Bad debt as a percentage of net service revenues has decreased to 3.8% when compared to 4.9% reported in the previous quarter. When calculated against total net revenues, bad debt reached 3.4% during 2Q05 compared to 4.4% reported in 1Q05.

BAD DEBT

Average revenue per user (ARPU)

Postpaid MOU (minutes of use) in 2Q05 totaled 196, significantly higher than 176 registered in the previous quarter. As a result, postpaid ARPU (average revenue per user) reached R$73.1 in the quarter, representing an increase of R$5.7 or 8.5% when compared to the R$67.3 registered in 1Q05.

In the second quarter of the year, prepaid MOU remained stable at 30. As a result, prepaid ARPU remained fairly stable at R$9.6 when compared to R$10.0 registered in the previous quarter.

As a result, blended ARPU slightly increased to R$24.4 when compared to R$24.0 registered in the first quarter of 2005.

www.telenorteholding.com.br – 3/13

ARPU (R$)

1 - Operating under SMC rules.
2 - SMP was implemented as of August 2004.
3 - Estimates considering SMP rules.

Market share estimated at 29%

Market share was estimated at 29% compared to 33% registered in the previous quarter. Gross sales share in 2Q05 was estimated at 21.8%, representing a decrease of 7.9 p.p. when compared to the previous quarter.

EBITDA margin of 24.0% of net service revenues

EBITDA and EBITDA margin (excluding handsets revenues) in the second quarter of 2005 reached R$24.1 million and 24.0%, respectively, compared to R$31.5 million and 32.6% registered in the previous quarter. Excluding the non-recurring G&A expense in the amount of R$3.0 million, EBITDA and EBITDA margin would have been R$27.1 million and 27.0%, respectively.

Year-to-date EBITDA and EBITDA margin reached R$55.5 million and 28.2%, respectively.

EBITDA (R$ million)

www.telenorteholding.com.br – 4/13

Depreciation and amortization

In 2Q05, depreciation and amortization totaled R$28.4 million, representing an increase of 5.2% when compared to 1Q05. Year-to-date, depreciation and amortization expenses amounted to R$55.4 million.

Net financial income of R$4.2 million

	R$ million

	1Q05	2Q05
Interest Expense(a)	(11.8)	(36.0)
Interest Income(b)	4.3	4.1
Foreign Exchange Gain (Loss)(c)	(1.1)	36.1
Net Financial Gain (Expense)	(8.6)	(4.2)
Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), taxes on gains resulting from hedging operations and own capital interest revenues (if any); b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

DETAILED FINANCIAL INCOME/EXPENSE INFORMATION

	R$ million

	1Q05	2Q05
Expense related to debt denominated in foreign currency	(5.9)	30.5
Gain (loss) on hedging operations*	(3.5)	(27.0)
Sub-total	(9.4)	3.5
Expense related to debt denominated in Reais	(1.1)	(0.8)
Financial expense (debt related)	(10.5)	(2.7)
Net financial expense (not related to debt)**	(1.0)	(1.6)
Sub-total	(11.5)	(1.1)
Interest income – cash investing activities	(2.9)	(3.1)
Net Financial Income (Expense)	(8.6)	(4.2)
* Net of PIS/COFINS. ** Net financial expenses not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.

Negative net result of R$0.2 million in the quarter

Net result in 2Q05 was negative in R$0.2 million, or R$0.027 per ADS (R$0.001 per thousand shares). Year-to-date, net result was negative in R$2.2 million, or R$0.324 per ADS (R$0.006 per thousand shares).

Total debt of R$295.6 million

Total debt was R$295.6 million, 94% of which was denominated in foreign currencies (91% denominated in US Dollars and 3% denominated in a currency basket index from BNDES). From total debt denominated in foreign currency, 60% was hedged.

www.telenorteholding.com.br – 5/13

Net debt of R$259.0 million

As of June 30, 2005, the Company’s indebtedness was partially offset by cash and cash equivalents (R$78.0 million) and receivables from loans (R$ 6.9 million) but was impacted by accounts payable from hedging operations (R$48.3 million), resulting in net debt of R$259.0 million.

NET DEBT (R$ million)

Investments totaled R$17.3 million

During the second quarter of 2005, Amazônia Celular’s capital expenditures were R$17.3 million. Year-to-date capital expenditures totaled R$20.6 million. The breakdown of such investments is as follows:

CAPEX breakdown

CAPEX (R$ million)	2Q04	3Q04	4Q04	1Q05	2Q05

Network	7.1	36.3	65.6	2.0	17.2
IS/IT	1.3	0.5	15.8	0.4	0.2
Others	1.0	2.7	5.0	0.9	(0.1)
T O T A L	9.4	39.5	86.4	3.3	17.3

Debt payment schedule

Year	R$ million	% foreign currency denominated debt

2005	75.6	77.2%
2006	29.2	100%
2007	55.5	100%
2008	14.6	100%
2009 and beyond	120.7	100%

www.telenorteholding.com.br – 6/13

Free cash flow

Free cash flow in the quarter was negative in R$12.3 million, compared to a negative cash flow of R$31.9 million reported in the previous quarter. Year-to-date, free cash flow amounted to negative R$44.3 million.

Financial ratios

Ratios	2Q04	3Q04	4Q04	1Q05	2Q05

Net Debt/EBITDA(1) =	1.59	1.66	1.84	2.53	2.69
Net Debt/Total Assets =	32%	33%	25%	34%	33%
Interest Coverage Ratio(1) =	7.0	6.5	5.2	4.5	4.4
Current Liquidity Ratio =	1.0	0.9	0.8	0.8	1.1
(1) Last twelve months.

VU-M Adjustment

Amazônia Celular implemented a 4.5% adjustment in the Remuneration Value for the Use of Network of the SMP (VU-M) exclusively for local calls placed between the Company and the following operators: Oi, TIM, VIVO-NBT and Telemar. As of July 17, 2005, Amazônia Celular’s VU-M increased from R$0.38755 to R$0.40498 (with no taxes) and from R$0.40223 to R$0.42032 (with taxes). The value of the new remuneration fee for the use of network is temporary and its change results from an agreement entered into between the companies mentioned above.

Outlook

Amazônia Celular expects mobile penetration within the Company’s area to increase from current 25% to 28-29% by the year-end. For the third quarter of the year, Amazônia Celular expects to maintain gross sales share at approximately 25-30%. Net additions are expected to primarily come from prepaid customers. ARPUs for both postpaid and prepaid customers are expected to remain fairly stable. Bad debt, as a percentage of net service revenues, is expected to range from 4.0% to 5.0% in 3Q05. Capital expenditures in the year should reach approximately R$110 million.

****************************

www.telenorteholding.com.br – 7/13

For additional information please contact:

Tele Norte Celular Participações S.A.
Investor Relations Department
Ricardo Perpetuo / Leonardo Dias / Renata Pantoja / Fernanda Ribeiro
Phones: (+55 61) 3429-5600/5673/5616/ 5617
Fax: (+55 61) 3429-5626
E-mail: ri@telepart.com.br

NEXT EVENTS

Conference Call
Phone: 1 (973) 409-9258
Date: August 09, 2005
Time: 11:00 a.m. (EDT) / 12:00 p.m. (Brasília)
APIMEC MG
Venue: Telemig Celular
Date: August 09, 2005
Time: 06:00 p.m.
APIMEC SP
Venue: Hotel Intercontinental
Date: August 11, 2005
Time: 08:30 a.m.

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company’s operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government’s telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company’s current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

www.telenorteholding.com.br – 8/13

OPERATIONAL DATA

	2004			2005
	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	YTD	Var.% (2Q05/1Q05)
Licensed Pops (in millions)	16.4	16.4	16.7	16.7	16.7	16.7	0.0%
Clients	1,073,091	1,168,404	1,256,273	1,278,586	1,244,071	1,244,071	-2.7%
Postpaid	277,610	293,813	316,040	302,603	285,909	285,909	-5.5%
Prepaid	795,481	874,591	940,233	975,983	958,162	958,162	-1.8%
MOU Incoming							0.0%
Postpaid	65	73	74	66	85	75	28.7%
Prepaid	31	27	27	23	23	23	-0.8%
MOU Outgoing							0.0%
Postpaid	143	137	125	110	111	111	0.6%
Prepaid	10	10	9	7	7	7	0.0%
Total Outgoing Traffic (Million of Minutes)	140.9	141.1	135.8	123.4	118.7	242.2	-3.8%
Total Incoming Traffic (Million of Minutes)	124.9	131.9	140.7	127.7	140.9	268.6	10.4%
Average Revenue per User - ARPU (R$)	36.2	29.6	26.2	24.0	24.4	24.2	1.7%
Postpaid	89.1	80.5	71.7	67.3	73.1	70.1	8.5%
Prepaid	16.8	12.6	10.9	10.0	9.6	9.8	-4.3%
Service Revenues (R$ millions)							0.0%
Monthly Fee	22,386	22,555	21,823	21,849	21,509	43,358	-1,6%
Outgoing Traffic	44,274	39,705	41,987	37,003	39,235	76,238	6.0%
Incoming Traffic	46,794	37,987	30,765	31,754	34,001	65,754	7.1%
Other	4,252	4,646	5,992	5,871	5,605	11,477	-4.5%
TOTAL	117,706	104,893	100,567	96,477	100,350	196,827	4.0%
Data Revenues (% of net serv. revenues)	3.0%	3.3%	2.7%	4.2%	4.1%	4.2%	-0.1 p.p.
Cost of Services (R$ millions)							0.0%
Leased lines	5,404	6,109	6,085	9,019	11,196	20,215	24.1%
Interconnection	25,828	11,893	5,663	4,380	3,654	8,034	-16.6%
Rent and network maintenance	5,542	5,011	6,429	6,105	5,848	11,953	-4.2%
FISTEL and other taxes	5,842	6,935	6,732	5,684	3,958	9,642	-30.4%
Other	1,256	2,416	4,951	3,849	3,633	7,482	-5.6%
TOTAL	43,872	32,364	29,860	29,037	28,289	57,326	-2.6%
Churn - Annualized Rate	36.5%	23.8%	42.7%	46.5%	49.5%	48.0%	3.0 p.p.
Postpaid	36.8%	28.6%	27.1%	41.2%	37.6%	39.5%	-3.6 p.p.
Prepaid	36.4%	22.3%	47.9%	48.2%	53.2%	50.7%	5.0 p.p.
Cost of Acquisition (R$)	153	199	184	152	188	167	24.1%
Retention Costs (% of net serv. revenues)	11.5%	13.2%	10.3%	11.8%	14.1%	13.0%	-2.3 p.p.
CAPEX (R$ millions)	9.4	39.5	86.4	3.3	17.3	20.6	427.6%
Number of locations served	208	209	212	210	210	210	0.0%
Number of cell sites	413	412	711	720	723	723	0.4%
Number of switches	11	11	11	12	12	12	0.0%
Headcount	800	786	816	854	882	882	3.3%
Market Share	37%	35%	34%	33%	29%	29%	-3.1 p.p.

www.telenorteholding.com.br – 9/13

INCOME STATEMENT (BR GAAP)

							(in R$ 000)
	2004			2005
	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	YTD	Var. % (2Q05/1Q05)

Service Revenues - GROSS	159,699	148,454	142,807	137,127	140,635	277,761	2.6%
Equipment Revenues - GROSS	19,210	22,342	24,387	15,634	15,670	31,304	0.2%
Total Revenues - GROSS	178,909	170,796	167,194	152,761	156,305	309,065	2.3%
Taxes	(47,675)	(49,598)	(49,314)	(45,592)	(44,695)	(90,286)	-2.0%

Service Revenues - NET	117,706	104,893	100,567	96,477	100,350	196,827	4.0%
Equipment Revenues - NET	13,528	16,305	17,314	10,692	11,260	21,952	5.3%
Total Revenues - NET	131,234	121,198	117,881	107,169	111,610	218,779	4.1%

Cost of Services	43,872	32,364	29,860	29,037	28,289	57,326	-2.6%
Cost of Equipment	18,669	24,537	29,073	13,982	15,085	29,067	7.9%
Selling & Marketing Expenses	24,577	28,391	39,601	26,960	24,524	51,484	-9.0%
Bad Debt Expense	6,531	5,158	3,953	4,735	3,784	8,519	-20.1%
General & Administrative Expenses	8,200	3,690	1,731	969	15,867	16,836	1537.1%

EBITDA	29,385	27,058	13,663	31,486	24,062	55,547	-23.6%
%	25.0%	25.8%	13.6%	32.6%	24.0%	28.2%	-8.6 p.p.

Depreciation & Amortization	25,204	24,327	24,821	27,013	28,415	55,429	5.2%
Interest Expense(1)	7,605	17,656	21,635	11,775	35,966	47,742	205.4%
Interest Income	(13,023)	(619)	(4,241)	(4,292)	(4,073)	(8,364)	-5.1%
Foreign Exchange Loss	18,655	(23,221)	(17,051)	1,062	(36,137)	(35,076)	-3503.9%
Others	1,408	1,315	(3,652)	1,173	1,375	2,547	17.2%
Income Taxes	(3,512)	1,342	(3,243)	(2,688)	(1,326)	(4,014)	-50.7%
Minority Interests	(1,302)	1,250	(1,265)	(563)	19	(544)	-103.4%

Net Income	(5,650)	5,008	(3,340)	(1,994)	(178)	(2,173)	-91.1%

Number of shares (thousand)	335,084,155	335,084,155	335,084,155	335,084,155	335,084,155	335,084,155	0.0%
Earnings per thousands shares (R$)	(0.017)	0.015	(0.010)	(0.006)	(0.001)	(0.006)	-91.1%
Earnings per ADS (R$)	(0.843)	0.747	(0.498)	(0.298)	(0.027)	(0.324)	-91.1%

(1) Interest paid: 2Q04 - R$4,541 thousand; 3Q04 - R$6,057 thousand; 4Q04 - R$5,225 thousand; 1Q05 - R$6,899 thousand; and, 2Q05 - R$3,702 thousand.

www.telenorteholding.com.br – 10/13

BALANCE SHEET (BR GAAP)

					(in R$ 000)
	2Q05	1Q05		2Q05	1Q05

Current Assets			Current Liabilities
Cash & cash equivalents	78,020	31,260	Loans & Financing	97,488	114,246
Accounts Receivable	87,141	86,760	Loan Interest	6,413	4,232
Taxes Receivable	39,728	42,700	Suppliers	97,110	124,771
Other Assets	43,029	49,866	Taxes Payable	5,180	6,814
	247,918	210,586	Dividends	727	1,079
			Other Current Liabilities	28,567	15,803
				235,485	266,945
Long-term Assets	95,480	99,120
			Loans & Financing	198,152	160,112
Deferred Assets	–	–
			Other Long-term Liabilities	61,517	44,096
Plant & Equipment
Cost	927,560	910,390	Minority Interest	56,687	56,668
Accum Depreciation	(496,510)	(469,489)
	431,050	440,901	Shareholders' Equity	222,607	222,786

	774,448	750,607		774,448	750,607

DEBT POSITION (BR GAAP)

				(in R$ 000)
	2Q05
Debt	R$	US$	Currency Basket Index	Total

Short term	17,229	71,811	8,448	97,488
Long Term	–	198,152	–	198,152
Total	17,229	269,963	8,448	295,640

www.telenorteholding.com.br – 11/13

CASH FLOW (BR GAAP)

		(in R$ 000)
	2Q05	YTD
Operating Activities:
Loss	(179)	(2,173)

Adjustments to reconcile net income (loss) to net cash provided by operating cash activities

Depreciation and amortization	28,416	55,429

Monetary variation and foreign exchange (gain) loss - principal	(35,626)	(34,435)

Unrealized income on hedging operations	27,260	30,474

Deferred income taxes and social charges	(7,098)	(9,641)

Minority interest	19	(544)

Other	764	(1,057)

Changes in operating assets and liabilities	(6,094)	(83,317)

Net cash provided by operating activities	7,462	(45,264)

Investing Activities:
Proceeds from sale of property, plant and equipment	22	113

Capital expenditures	(17,280)	(20,555)

Net cash used in investing activities	(17,258)	(20,442)
Financing Activities:

Financing Activities:
New loans	85,374	85,374

Amortization of loans	(28,466)	(41,172)

Payment of dividends and interest on capital	(352)	(355)

Net cash from financing activities	56,556	43,847

Net increase (decrease) in cash and cash equivalents	46,760	(21,859)

Cash and cash equivalents, beginning of the period	31,260	99,879

Cash and cash equivalents, end of the period	78,020	78,020

www.telenorteholding.com.br – 12/13

GLOSSARY OF KEY INDICATORS

I) Average Customers

a)    Average customers – monthly

Sum of customers at the beginning and the end of the month
2

b)    Average customers – quarterly and year to date

Sum of the average customers for each month of the period
Number of months in the period

II) Churn Rate (Annualized)

a)    Churn % quarterly

Sum of deactivations / Sum of average monthly opening customers for the 3 months  x  12
3

b)     Churn % – year to date

YTD deactivations / Sum of avg monthly opening customers since beginning of the year  x  12
Number of months in the period

III) MOU – Minutes of Use (Monthly)

Number of total billable minutes for the period / Average customers for the period
Number of months in the periods

IV) ARPU – Average Revenue per User

Net service revenues for the period (excluding roaming-in revenues)
Average customers for the period

V) Customer Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
Number of gross activations in the period

VI) Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses*
– Minority Interests – Working Capital Variation)

* Considers interest paid.

VII) Working Capital Variation

Working Capital Variation = ( (DELTA) Current Assets – (DELTA) Cash & Cash Equivalents ) –
( (DELTA) Current Liabilities – (DELTA) Short Term Loans and Financing – (DELTA) Loan Interest – (DELTA) Dividends)

VIII) Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA

EBITDA = Operational Revenues – Operational Costs – Operational Expenses* – Bad Debt
*Does not include profit sharing.

www.telenorteholding.com.br – 13/13